================================================================================
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB



                              NuOncology Labs, Inc.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)



          FLORIDA                                                65-0019376
-------------------------------                              -------------------
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)


4870 HAYGOOD ROAD, SUITE 107, VIRGINIA BEACH, VIRGINIA                 23455
------------------------------------------------------             -------------
       (Address of principal executive offices)                     (Zip Code)


Issuer's telephone number  (757) 554-0926
                           --------------

Securities to be registered under Section 12(b) of the Act:

                  NONE

Securities to be registered under Section 12(g) of the Act:

                          Common Stock $.001 par value
                        -------------------------------
                                (Title of class)


================================================================================

                                     PART I

                     ITEM ONE. DESCRIPTION OF THE BUSINESS

A. BUSINESS DEVELOPMENT

NuOncology Labs, Inc. (the "Company" or the "Registrant") is a Florida Corporation. The Company's principal business address is 4870 Haygood Road, Suite 107, Virginia Beach, Virginia 23455, and its telephone number is (757) 554-0926.

The Company was incorporated under the laws of the State of Florida on November 6, 1994 as "Choice Book & Video, Inc." but conducted no business under that name. On April 9, 1998, the Company was renamed Littman Resources, Inc. ("LRI"). LRI's stated business objective was merger with or acquisition of an existing operating company or companies.

In June 1998, a preliminary agreement was reached to merge with NuOncology Labs, Inc., a Virginia privately held corporation ("NuLabs Virginia"). The name of LRI was changed to NuOncology Labs, Inc. effective June 26, 1998 in anticipation of the merger. In August 1998, the two companies merged through a tax-free one-to-one conversion of common shares.

NuLabs Virginia's Recent Business Combinations

NuLabs Virginia was incorporated in February 1998 to acquire interests in corporations in the cancer treatment research and clinical oncology laboratory industries. These corporations had been founded (with others) by the founders of NuLabs Virginia. The founders wished to consolidate the cancer treatment compound research, laboratory operations, proprietary intellectual property and technologies and scientific resources into a single corporation.

Prior to the merger with the Company, NuLabs Virginia shareholders participated in a share exchange with the shareholders of Paracure, Inc. ("Paracure") and International Phytochemistry Research Laboratory, Ltd. ("IPRLL"). The founders of NuLabs Virginia were also the founders and controlling shareholders of Paracure and IPRLL. Paracure, with its affiliate intellectual property holding company, IPRLL, owns the controlling patents and worldwide (outside the former Soviet Union) manufacturing and marketing rights for a cancer treatment compound called Arglabin.

Immediately after the share exchanges between NuLabs Virginia, Paracure and IPRLL, NuLabs Virginia purchased substantially all of the assets of Baker Sanger, Inc. ("BSI"), including BSI's clinical testing laboratory in Houston, Texas. BSI is a corporation in the field of predictive chemosensitivity testing of cancer biopsies.

Following the completion of these business combinations, NuLabs Virginia owned fifty percent (50%) of the outstanding stock of Paracure, eighty point thirty nine percent (80.39%) of the outstanding shares of IPRLL, and substantially all of the financial, physical and intellectual property assets of BSI.

The Company has never been a party to any bankruptcy, receivership or similar proceeding.

B. BUSINESS OF THE ISSUER

1. General

NuOncology Labs, Inc. has two primary business activities: (1) operation of a commercial laboratory which provides predictive chemosensitivity and immunotherapy predictive tests (assays) on biopsy tissues and other oncological laboratory testing services and products; and, (2) research, development, identification, testing and licensing of cancer treatment compounds. The company's lead anti-cancer compound is a Farnesyl Transferase Inhibitor ("FTI"), Arglabin.

Predictive Oncology Testing

The Company's clinical laboratory, in Houston, Texas, provides "predictive" tests (assays) designed to provided information that will help an oncologist (physician cancer treatment specialist) plan cancer treatment. These include immunohistochemical and flow cytometric tests on fixed tissue for those proteins that bear predictive value such as tumor aggression, and response to certain hormonal or immuno-therapies. Tissue culture based tests on living cancer cells determine growth characteristics and sensitivity to chemotherapy. Overall these tests deduce which available chemotherapy treatment is most likely to be beneficial for a specific patient's cancer. The Company plans to implement certain additional tests to characterize the status of the patient's immune system to determine whether a patient may be a candidate for certain immunotherapy approaches. In addition, the Company plans to implement an anti-viral sensitivity assay to optimize the treatment of HIV patients.

Each patient's laboratory report is delivered over a secure Internet site to the attending physician. The Company's web site contains links to conventional therapies that will provide the local practitioner instant descriptions of new, potentially unfamiliar, treatments as well as links to clinical trial sites.

Development, Testing and Licensing of Cancer Treatment Drugs

The Company's other primary business activity is development, testing and licensing of Arglabin and other cancer treatment, medical and agricultural compounds which have been, or are being, developed by the Company's research partners. Arglabin, the Company's leading cancer treatment drug, is a plant-derived compound which was developed in Kazakstan and is approved for cancer treatment in special clinics in Kazakstan and other republics of the former Soviet Union. Over three hundred (300) patients with a variety of cancers have been treated with Arglabin with promising results and virtually no toxic side effects.

The Company's inventions are protected in Kazakstan by eight (8) patents and five (5) pending patent applications; and, in the United States by nine (9) pending patent applications. The U.S. Patent and Trademark Office has allowed claims in two of these U.S. applications. International patent protection is being pursued via the World Intellectual Property Organization under the Patent Cooperation Treaty ("PCT"). A number of PCT filings have been submitted and the

Company's inventions will be filed in various countries throughout the world in 1999. Additional patent applications based on recent molecular research are under preparation and will be filed as soon as practicable.

Laboratory studies have shown that Arglabin inhibits the enzyme farnesyl transferase ("Ftase") from triggering a wide range of cancers. Ftase activates a protein called Ras. About one-fourth of all human cancers are caused by genetic malfunctions in the Ras biochemical pathway that result in the uncontrolled growth of cancer. Arglabin prevents Ftase from activating a Ras protein and the cancers that depend on the Ras oncogene cannot grow and eventually die.

Plans have been initiated to develop registration for Arglabin as an ethical pharmaceutical in the United States and other countries outside the former Soviet Union. Plans are also being developed for clinical trials aimed at securing FDA approval of Arglabin for cancer treatment in the United States. The Company then intends to license the technology to a major pharmaceutical company for formal FDA testing, manufacturing, sales and distribution.

2. Organization

The Company presently comprises one corporation with two subsidiaries:
International Phytochemistry Research Laboratory, Ltd. ("IPRLL") and Paracure, Inc. ("Paracure"). The Company owns 80.4% of IPRLL and 50% of Paracure.

3. Raw Materials

The use of raw materials is not now a material factor in the Company's operations.

4. Competition

While there are only a few companies offering clinical oncology predictive testing services similar to those offered by the Company at this time, in general, competition in the clinical laboratory industry is intense. Although the high complexity of in vitro predictive assays prohibits their execution by the large clinical laboratories, the Company competes with at least four other laboratories that provide chemosensitivity testing services and with several large academic institutions for the provision of in vitro predictive testing and with several large specialty testing laboratories for the provision of immunohistochemical and flow cytometric predictive analyses. Some of the Company's competitors are larger and have greater financial resources than the Company. The Company may encounter more intense and varying levels of competition from other independent clinical laboratory companies in the future. In addition, changes in the regulatory environment in which the Company operates could affect the basis for competition in the industry, and could thereby have a material adverse effect on the Company's results of operations. There is also competition in the industry for acquisition candidates, and there can be no assurance that the proposed candidates will be available to the Company on favorable terms, or at all.

In addition, the medical/pharmaceutical, agricultural and commercial chemical industries are characterized by intense competition. Many companies, research institutes and universities are working in a number of biotechnology disciplines similar to the Company's fields of research interest. Numerous companies are engaged in the development of traditional medical/pharmaceutical health care, agricultural and commercial products which may be competitive with the Company's proposed products. Many of these entities have substantially greater financial, technical, manufacturing, marketing, distribution or other resources than the Company. Furthermore, the Company's proposed products may be subject to competition from other products using techniques other then those developed by the Company or based on advances that may render the Company's emerging products obsolete. The field of biotechnology is subject to rapid and significant technological changes, and the Company's future success will depend in large part on its ability to maintain a competitive position with respect to its technology. Compounds, products or applications developed by the Company may become obsolete before the Company is able to generate significant revenues or earnings from Arglabin or other products it may attempt to bring to market. In the area of human care, the Company will be competing with companies that have significantly more experience in undertaking pre-clinical testing and human clinical trials of new or improved therapeutic products and obtaining FDA and other regulatory approvals of such products. Some of these companies may be in advanced phases of clinical testing of various drugs that may be competitive with the Company's products.


5. Reliance on Key Customers


The Company does not intend to rely on any specific key customer or group of customers. The ultimate customer for predictive testing is the cancer patient. As cancer patients typically do not order their own testing (although that phenomenon is occurring more frequently with cancer patients), for the foreseeable future the de facto customers are surgeons, oncologists, pathologists, hospitals, health maintenance organizations (HMOs), community health centers, and third party insurance companies. To illustrate the size of these market segments, note that in the United States, there are: over 16,000 physicians who treat cancer patients; over 20,000 general surgeons who remove tumors in surgery; and, approximately 1,300 community hospitals with approved cancer treatment programs. The Company's services are primarily provided to oncologists, oncological surgeons, and hospital pathologists who submit their patients' tumor specimens for testing.

Over 1.1 million Americans are diagnosed with cancer annually. Over 2.2 million previously treated cancer patients fail primary chemotherapy treatment each year. Approximately 80% of these cases are solid tumors, of which approximately 25% are treated with chemotherapy. In the USA, there are every year over 600,000 new potential customers for a predictive profile, featuring a chemosensitivity test.

6. Backlog

There are no current backlogs.

7. Proprietary Information, Trademarks and Patents

The Company does not own any patents or trademarks. However, as a result of recent business combinations, the Company does own controlling stock interests in Paracure and IPRLL, the current owners of the issued, allowed and pending patent applications and trademarks for Arglabin and its derivatives. The Company will continue to house its intellectual property, patent and trademark assets in these subsidiaries, primarily IPRLL going forward.

8. Need for Government Approval

Plans are being developed for clinical trials aimed at securing FDA approval of Arglabin for cancer treatment in the United States. Although certain members of management and consultants have had experience in conducting and supervising pre-clinical and clinical testing and human clinical trials for human drug products, the Company itself has no experience in designing clinical protocols on its own behalf and has not prepared an FDA submission. The process of obtaining required regulatory approvals from the FDA and other United States regulatory authorities often takes years and can vary substantially based on the type, complexity and novelty of the product. As with any new drug, additional governmental regulations may be promulgated which could impose additional costly testing procedures necessary to obtain regulatory approval and delay regulatory approval of the Company's pharmaceutical products. There can be no assurance that, even after investment of time and expenditures, regulatory approval in the USA will be obtained for any of the Company's proposed pharmaceutical products.

9. Government Regulation

The Stark Bill and Other Referral Restrictions

The Company will be subject to certain self-referral prohibitions of Federal law, commonly known as the "Stark Bill". The Stark Bill, which became law January 1, 1992, generally prohibits the Company from billing the Medicare program if the physician ordering the test (or an immediate family member of such physician, as defined by the Stark Bill) has an ownership or investment interest in the Company or a compensation arrangement with the Company. Ownership interests include ownership of shares of Common Stock purchased in the open market or otherwise. In the event that a significant number of the Company's referring physicians who, in the aggregate, refer to the Company a significant portion of their respective Medicare-billed testing were to acquire and maintain ownership or investment interests in the Company, or enter into compensation agreements with the Company, and in such case, the Company were to continue to perform testing services for such physicians comprising a significant portion of the Company's Medicare-billed testing, then the Company's inability to bill the Medicare program for tests ordered by such physicians would have a material adverse effect on their respective revenues. There can be no assurance that physicians have complied or in the future will comply with these requests or accurately represent ownership of any Common Stock.

The Stark Bill requires the Company to comply with certain reporting requirements relating to physicians who have an ownership interest in the Company and physicians who order tests from, and have a compensation arrangement with, the Company. Proposed regulations implementing the Stark Bill prohibit the Company from offering a physician price discounts for laboratory services as an inducement for obtaining Medicare referrals. The regulations also prohibit the purchase by the Company of a physician-owned laboratory unless, for a period of one year before and one year after the transaction, the physician had not had any other financial relationship with the Company. There can be no assurance that either the Company will be able to obtain adequate information concerning its physician stockholders to enable it fully to comply with these reporting obligations. Violation of the Stark Bill could subject the Company to civil penalties or exclusion from the Medicare program.

The Omnibus Budget Reconciliation Act of 1993 ("OBRA '93") amended certain important provisions of the Stark Bill. OBRA '93 extended the prohibition on physician self-referrals to all Medicare- and Medicaid-billable clinical laboratory services, prohibiting the billing of such services to Medicare, Medicaid or any other State plan. Under the amendments, physician ownership of shares in a publicly-traded corporation in which the average stockholder equity, either at the end of the corporations' most recent fiscal year or an average over the prior three fiscal years, exceeds $75 million will not be considered ownership or an investment interest subject to the prohibition. While this exception is not relevant to the Company at present, it may apply in the future.

In July, 1993, California implemented a comprehensive workers' compensation reform package. One of the statutes prohibits the referral by a physician of workers' compensation medical services to a clinical laboratory in which the physician or his or her family has a financial interest. The term "financial interest" is defined very broadly, covering many forms of direct or indirect payments, and includes interests which are created or transferred to avoid the prohibition. The law also requires disclosure to the patient of any financial interest of the physician in the facility to which the referral is made. Violation of law, which is a misdemeanor, could subject the Company to fines and disciplinary action, including license revocation.

Prohibitions Relating to the Mark-up of Laboratory Services.

Clinical laboratories, physicians, hospitals and other health care providers in California are subject to Section 655.5 of the California Business and Professions Code. This statute prohibits those subject to the statute, including the Company, in billing patients or third-party payers, from marking up charges for any clinical laboratory services actually not rendered by the provider. A significant portion of the Company revenues are subject to these regulations. In the event that the Company is found in violation of these regulations, it may be subject to fines and/or sanctions. However, at this time the Company sells only its own laboratory services and does not sell laboratory services rendered by any other laboratory service provider.

Antikickback Laws

The Medicare/Medicaid antikickback statute prohibits laboratories from paying remuneration as inducement for referrals of patients or specimens to third parties for testing and contains severe penalties for violating testing services reimbursed by the Medicare or Medicaid (referred to in California as "MediCal") programs. The Company believes that its existing business relationships do not violate this statute. Court decisions and an administrative decision suggest that any direct or indirect payment conferred upon one who refers Medicare or Medicaid patients by, or on behalf of, the referral recipient may violate the statute if any part of the purpose of such benefits is to provide an incentive for such referrals. In addition, a provider convicted of violating such laws would be excluded from participation in the Medicare and MediCal programs. The Office of Inspector General of the United States Department of Health and Human Services has issued "safe harbor" regulations, which identify certain payment practices which do not violate the antikickback statute. Although these regulations protect certain types of investment interests, they do not protect investments by physicians or hospitals in the Company or the purchase of clinical laboratories from persons in a position to refer business to the laboratory after the purchase occurs.

California law also prohibits the receipt or acceptance by licensed physicians of various forms of consideration, including rebates, refunds, discounts or preferences as compensation or inducement for referring patients, clients or customers to any other person (including a clinical laboratory), irrespective of any ownership which the physician may have in the entity to which the referral is made or the source of payment of other services. Laboratories that violate the California antikickback laws may be subject to loss of licensure and substantial fines. In addition, a provider convicted of violating such laws would be excluded from participation in the Medicare and MediCal programs. The Company believes that it satisfies the requirements of California law with respect to its relationship with its physician-owners.

Medicare/MediCal Reimbursement

Laboratories are required to bill Medicare or MediCal directly for services and supplies provided to patients under these programs, and to accept Medicare or MediCal reimbursements as payment in full. In 1984, Congress established a reimbursement fee schedule for clinical laboratory testing performed for Medicare beneficiaries (excluding hospital in-patients). State Medicaid programs, including MediCal, are prohibited from paying more than the Medicare fee schedule stipulates for testing for Medicaid beneficiaries. When initially established, the Medicare fee schedules were set at 60% of prevailing local charges. Medicare reimbursement rates for clinical laboratory testing subsequently have been reduced several times pursuant to Congressional mandate. The reductions in Medicare reimbursement rates have been offset to some extent by increases in both the national cap and the local fee schedules tied to the Consumer Price Index ("CPI"). Further decreases in such fee schedules, however, could have a material adverse effect on businesses and operations of the Company. Proposals that would reduce the amounts reimbursable to and other independent testing laboratories under the Medicare program are continuously under consideration by Congress and the Executive Branch.

The Clinical Laboratories Improvement Act of 1988

The Company is subject to regulation by the Health Care Financing Administration ("HCFA"), a division of the United States Department of Health and Human Services, under the Clinical Laboratories Improvement Act of 1988 ("CLIA"). These regulations mandate that all clinical laboratories be certified to perform testing on human specimens and provide specific conditions for certification. These regulations also contain guidelines for the qualification, responsibilities, training, working conditions and oversight of clinical laboratory employees. In addition, specific standards are imposed for each type of test which is performed in a laboratory. CLIA and the regulations promulgated thereunder are enforced through quality inspections of test methods, equipment, instrumentation, materials and supplies on a biennial and "spot" basis. Any change in CLIA or these regulations or in the interpretation thereof could have a materially adverse effect on the Company's business, prospects, financial condition or results of operations. To its knowledge, the Company is in compliance with the currently applicable regulations of HCFA. At the present time, the United States Food and Drug Administration ("FDA") does not regulate the CSA. In addition, the extent of potentially adverse government regulations that might arise from future legislation or administrative action cannot be predicted.

10. Research and Development

The Company incurred $58,420 in direct expenses for R&D during the last fiscal year. This number excludes associated indirect costs and one time research related expenditures such as the provision of equipment and support to research partners in Kazakstan. Including these research related items, expenditures in the broad category were approximately $450,000 for R&D during the last fiscal year. In addition, the Company expects to spend approximately $750,000 on R&D in the current fiscal year. The 1999 expenditures will be largely in areas of molecular modeling of compounds, support for the company's research associates in the United States and Kazakstan in the on-going development of the Company's product pipeline, and improvement and expansion of laboratory testing and analytical techniques and services.

11. Environmental Compliance

There are no material environmental compliance issues or costs facing the company. Its laboratory operations in Houston are regulated under the Clinical Laboratory Improvement Act (CLIA), CFR 488.28 administered by the U.S. Department of Health and Human Services, Health Care Financing Administration. The new laboratory facility was inspected November 23, 1998, and found to be in full compliance with zero deficiencies.

12. Employees

The Company currently employs ten employees of which seven are full time. The Company expects to hire nine additional employees in the next fiscal year.

13. Year 2000 Compliance

The Company is Year 2000 compliant.


ITEM TWO. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
          RESULTS OF OPERATIONS.

A.  GENERAL

Since the merger and acquisition transactions of July and August 1998 the Company has devoted it efforts to research and development with regard to its lead anticancer compound, the compound's mechanism of action and potential derivatives; perfecting and expanding its patent positions with respect to the completed research; developing a significantly improved clinical and research laboratory facility in Houston; and, hiring personnel and implementing operating and management systems to support the consolidated and expanded enterprise. The Company had only modest revenues of $34,173 during this period, generated entirely from laboratory operations and interest on cash balances. The Company anticipates that these revenues will grow significantly in 1999 but may not achieve break even levels at current expenditure levels for several months. The Company anticipates that its revenues for the foreseeable future will be from clinical laboratory fees, research grants and contracts, and possible licensing fees for its lead compound and other compounds under development. No assurance can be given as to the rate of increase of revenues, if any, from laboratory operations; timing or amounts of revenues which may be generated through research grants or contracts; or the success of the Company in securing licensing fees for any of its compounds.

The Company anticipates conducting animal trials in the spring and summer of 1999 and initiating Phase 1 human trials directed toward FDA approval of Arglabin immediately thereafter. The Company is now positioned to initiate discussions with major pharmaceutical companies which may be candidates as strategic partners in the completion of the human trials and eventual manufacture and marketing of the compound should FDA approval be secured. However, the Company, if necessary, is prepared to initiate the animal trials in the absence of such a strategic partner. The Company is currently in discussions with sources of investment capital with the intent of securing sufficient additional equity capital or financing to assure the Company's ability to conduct FDA-protocol human trials in the absence of a major pharmaceutical company strategic partner. No assurance can be given that the Company will be successful in securing such equity capital or financing or attracting such a strategic partner.

B. TRENDS, EVENTS OR UNCERTAINTIES IMPACTING LIQUIDITY, NET SALES OR REVENUES

Now that the Company has substantially completed the development, equipping and launch phase operations of its new clinical and research laboratory facility, management will focus substantially on the marketing and sales of its laboratory services and products. This activity includes the hiring of senior staff and consultants experienced in the marketing of oncological predictive testing assays and other related laboratory services. It is anticipated that the deployment of these added personnel will positively impact laboratory revenues and gross margins.

The Company's peer-reviewed research has demonstrated that its lead anticancer compound, Arglabin, is a Farnesyl Transferase ("Ftase") Inhibitor ("FTI") - inhibition of FTase is the compound's mechanism of action. A substantial number of major pharmaceutical companies (at least twelve to management's knowledge) have undertaken programs to develop, or acquire rights to, FTI's. The existence of this active search by major pharmaceutical companies for potentially effective FTI's improves the prospects that the Company will be able to license its compound and secure appropriate licensing fees.

Without a substantial increase in laboratory revenues, receipt of licensing fees, and/or an additional infusion of equity capital and/or debt financing, the Company will not be able to sustain laboratory operations for more than a period of several months. There can be no assurance given at this time that the Company will be successful in increasing laboratory revenues, or securing additional equity capital or debt financing. Core executive and management functions, particularly as they apply to the licensing of cancer treatment compounds can be sustained indefinitely. The Company's research partners in Kazakstan are not dependent on Company resources to support on-going basic research on additional compounds. Therefore, a significant portion of the on-going pipeline research would continue regardless of the financial condition of the Company.

C.  LIQUIDITY AND CAPITAL RESOURCES

The Company has, between January and April 1999, raised $406,000 in new equity capital through a Regulation S private placement of stock priced at $7.00 per share. The Company is in discussions with a number of sources for investment capital seeking an additional minimum capital investment of $1,000,000. At this time the Company has less than $150,000 in debt, largely in the form of a short-term loan from the CEO. Future fundings could include convertible debt instruments. At this time, the Company has a verbal commitment for an additional minimum $600,000 in funding from Coleraine Holdings, LLC, secured in part by shares of executive officers of the Company. Details and terms of the funding transaction are under negotiation. As of April 30, Coleraine Holdings has advanced $350,000 to the company under the terms of a short term renewable note, pending resolution of the final terms of the equity investment. Coleraine Holdings currently has 225,218 investment shares of the Company, and its manager members hold 146,673 investment shares personally. The Company has a consulting agreement with Coleraine Co., LLC (common ownership with Coleraine Holdings) which owns 2,000 investment shares and, as of April 30, 1999, has accrued 123,750 five year options exercisable at $3.00 under the terms of its consulting agreement

D. COMMITMENTS FOR CAPITAL EXPENDITURE & SOURCE OF FUNDS

The Company has no plans for significant or material capital expenditures for its U.S. operations. It does provide support to its research partners in Kazakstan and anticipates allocating resources for the improvement of facilities and provision of equipment to them. No unfunded capital expenditure commitments or liabilities exist with regard to this ongoing support. Funds are only allocated as they are received by the Company and within the context of the Company's other operating requirements.

E. ELEMENTS OF INCOME OR LOSS NOT ARISING FROM OPERATIONS

No material elements.

F. CAUSES OF PERIOD TO PERIOD CHANGES IN FINANCIAL LINE ITEMS

The first relevant, quarterly period-to-period comparisons will not be available until the third quarter of 1999. The Company had no business operations until the third quarter of 1998.

G.  SEASONAL ASPECTS EFFECTING FINANCIAL CONDITIONS OR RESULTS

None.

ITEM THREE.  DESCRIPTION OF PROPERTIES

The Company's executive offices are housed in a 1,600 square foot facility located at 4870 Haygood Road, Suite 107, Virginia Beach, Virginia. On August 1, 1998 the Company signed a one-year lease for these premises. Additionally, on September 1, 1998, the Company leased a 7,500 square foot laboratory facility, located in Houston, Texas, for a three-year term where the Company's clinical laboratory services and some laboratory research are conducted. The laboratory facility is comprised of laboratories, clinical space, conference rooms, administrative offices and reception.

Approximately half of the facility is laboratory space segregated into the following major areas: a tissue culture suite (a class P2 clean room of some 200 square feet for clinical testing); a biochemistry suite (some 700 square feet consisting of four labs dedicated to the development of anti-cancer compounds; an histology laboratory (some 179 square feet to perform flow cytometric an immunohistochemical predictive tests); a darkroom with an automated film developer; a manufacturing suite (composed of four laboratories totaling some 600 square feet for the manufacture of test kits and other consumables used I predictive testing); and the main laboratory (some 1,300 square feet containing ten lab benches with furnished cubicles for each R&D technician). There are administrative and operations offices for twelve support staff in addition to the reception and conference facilities. The facility also houses the companies internet/intranet servers and computers. The laboratory facility is fully equipped with state-of-the-art laboratory equipment including digital imaging microscopes which are used in analyzing and reporting predictive profile data. The laboratory has self-contained water filtration and purification systems and emergency power back-up. The laboratory portion of the facility can support the completion of one thousand comprehensive biopsy chemosensitivity and immunotherapy profiles per month as well as providing areas for drug development and general R&D.


ITEM FOUR. SECURITY   OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS AND
           MANAGEMENT

The following sets forth the number of shares of the Registrant's $.001 par value common stock beneficially owned by (i) each person who, as of the date hereof, was known by the Company to own beneficially more than five percent (5%) of its issued and outstanding common stock; (ii) each of the Named Executive Officers; (iii) the individual Directors of the Registrant; and (iv) the Officers and Directors of the Registrant as a group. As of the date hereof, there were 18,859,333 common shares issued and outstanding.

--------------------------------------------------------------------------------------------------------------------
Title of Class           Name and Address of Beneficial      Amount of Beneficial        Percent of Class
                         Owner                               Ownership
--------------------------------------------------------------------------------------------------------------------
Common
--------------------------------------------------------------------------------------------------------------------
                         Philip F. Enlow (officer,                2,558,336                    13.57%
                         director) - 4870 Haygood Road,
                         Suite 107, Virginia Beach,
                         Virginia 23455
--------------------------------------------------------------------------------------------------------------------
                         Robert Thomas (officer, director)        2,558,336                    13.57%
                         (1) - 4870 Haygood Road, Suite
                         107, Virginia Beach, Virginia
                         23455
--------------------------------------------------------------------------------------------------------------------
                         R. Michael Williams (director) -         2,558,337                    13.57%
                         P.O. Box 802, Island Lake,
                         Illinois 60042
--------------------------------------------------------------------------------------------------------------------
                         Fraser L. Baker (officer,                1,350,000                     7.16%
                         director) - 8000 El Rio, Houston,
                         Texas 77054
--------------------------------------------------------------------------------------------------------------------
                         David Simonetti (director) (2)-              9,000                     .05%
                         1862 Mintwood Place NW, Suite
                         104, Washington, DC 20009-1947
--------------------------------------------------------------------------------------------------------------------
                         Officers and Directors as a group       9,025,009                    47.92%
--------------------------------------------------------------------------------------------------------------------

(1) This number includes 1,554,168 shares held by Robert Thomas. Of the remainder of the shares, 1,004,168 are held in the name of Mr. Thomas's wife, Evelyn, and 500,000 shares were allocated by voluntary obligation to the Company's Kazak research partners.

(2)  Mr. Simonetti owns his shares through a corporation which he controls.

ITEM FIVE. DIRECTORS, EXECUTIVE OFFICERS, AND CONTROL PERSONS

The following information sets forth the names of the officers and directors of the Company, their present positions and responsibilities and biographical information.

---------------------------------------------------------------------------------------------
   NAME                                        POSITION
---------------------------------------------------------------------------------------------
   Philip F. Enlow                             Chairman,  Chief Executive Officer & Director
---------------------------------------------------------------------------------------------
   Robert Thomas                               Senior Vice President Business Development &
                                               Director
---------------------------------------------------------------------------------------------
   Fraser L. Baker, Ph.D.                      Senior Vice President Clinical Testing &
                                               Research, & Director
---------------------------------------------------------------------------------------------

   R. Michael Williams, M.D., Ph.D.            Director
---------------------------------------------------------------------------------------------

   David J. Simonetti                          Director
---------------------------------------------------------------------------------------------
   Anne C. Enlow                               Director
---------------------------------------------------------------------------------------------

Philip F. Enlow, 72, Chairman, CEO and Director, received his B.Sc. degree from John B. Stetson University, Deland, Florida. He joined the F.B.I. as a Special Agent and over a period of 27 years held various administrative positions in FBI Headquarters, Washington, D.C. and a number of Field Offices through out the United States. After leaving the F.B.I., he became a vice president of a large regional bank which ultimately became NationsBank. He presently owns an international commodity brokerage & trading company and is the executive vice-president of Paracure, Inc.

Robert Thomas, 54, Senior Vice President Business Development and Director, earned his degree in mathematics in the class of 1966 from the Virginia Military Institute. He has had extensive experience in sales and marketing in accounting systems and real estate. He became a stock-broker and joined Dean Witter in 1983. He began to develop business opportunities in the former Soviet Union through the Moscow Aviation Institute and a Russian-American joint venture in housing. In 1992, he developed business ventures as a member of the Karaganda, Kazakstan, inter-regional commodity exchange. He formed a joint venture with Tabigat Laboratories and acquired the worldwide marketing rights (except the former Soviet Union) to a new class of anti cancer compounds derived from plants indigenous to that area. He is presently the Founder, President, and CEO of Paracure, Inc.

Fraser L. Baker, Ph.D., 58, Senior Vice President Clinical Testing & Research and Director, received his M.Sc., degree in physical chemistry in 1969 and his Ph.D. in mammalian physiology from Queen's University in 1973. He entered a career in medical science utilizing cell culture techniques. He has over 24 years of hands-on experience with a variety of cell culture methods. In 1979, he established a clinical laboratory for predictive testing at the Loma Linda Medical Center in California and developed the Adhesive Tumor Cell Culture System (ATCCS). To resolve the problem of low growth of primary tumor cells in culture, he developed an enriched monolayer culture system while at Loma Linda University in 1981. While at the University of Texas Anderson Cancer Center validated a chemosensitivity assay based on this enriched monolayer culture methodology between 1983 and 1986. In 1993, he co-founded the Baker Sanger Clinical Laboratory, a diagnostic, immunohistochemistry clinical laboratory which commercialized the chemosensitivity assay. He was the President of Baker Sanger from founding through its acquisition by the Company. He has published 33 peer reviewed scientific articles.

R. Michael Williams, MD, Ph.D., 52, Director, received his B.A. degree from Yale College in 1969 and his MS degree in 1970 from Yale University. In 1974, he received his M.D. degree from Harvard Medical School and a Ph.D. degree from Harvard graduate school. He was the Chief of Medical NuOncology and Professor of Medicine at Northwestern University from 1979 to 1981. He was also was in private medical oncology and internal medicine practice while holding various academic positions. He founded the Cancer Consulting Group in 1984 which provides consultations directly to cancer patients. In 1989, Dr. Williams co-founded Cancer Treatment Centers of America and was the Senior Medical Director and Chief Medical Officer until he left CTCA to devote more time to the development of NuOncology Labs. He has over 22 years of experience as a medical oncology practitioner, laboratory scientist and administrator. He has published nearly 100 articles concerning effective cancer treatments.

David J. Simonetti, 31, has served as a Director of the Company since August 1998. Since October of 1998, Mr. Simonetti has served as Co-Chairman and Chief Executive Officer of VentureNow, Inc., a private venture capital concern. From August 1997 to December 1998, Mr. Simonetti was Chief Executive Officer of Invoke Distribution, LLC, a marketing and advertising company. From February 1997 to October 1998, Mr. Simonetti was Chief Executive Officer of Projix Corporation, and Internet software company. From October 1994 through February 1997, Mr. Simonetti served as Vice President and Chief Operating Officer of Edmar, Inc., a construction management company. Mr. Simonetti also serves on the Board of Directors of Streamedia Communications, Inc., a privately-held Internet broadcasting company. Mr. Simonetti holds a Bachelor of Arts degree from Marlboro College, Vermont.

Anne C. Enlow, is the spouse of Chairman & CEO, Philip F. Enlow, she serves on the board pro tem, pending the appointment of another candidate to that seat. Such appointment is anticipated in the second quarter 1999.

ITEM SIX. EXECUTIVE COMPENSATION

A. DIRECTORS' COMPENSATION

Directors currently receive no compensation for their services to the Company, but are reimbursed for out-of-pocket expenses incurred while attending board meetings.

B. COMPENSATION OF EXECUTIVE OFFICERS

Philip F. Enlow, Robert S. Thomas, and Fraser L. Baker signed employment agreements with the Company beginning on April 15, 1998 for a five-year period. The officers' initial base salaries under those contracts are each set at $100,000 per year.

The following table sets forth all compensation awarded or to be paid by the Company during the period ending December 31, 1998 to its executive officers:


                       Capacity in Which              Cash                        Long Term
Name                   Employee Serves                Compensation               Compensation
----                   ---------------                ------------               ------------

Philip F. Enlow   Chairman, Chief Executive
                    Officer & Director                $100,000 base salary       60% deferred.


Fraser L. Baker   Senior Vice President
                    Clinical Testing & Research,
                    & Director                        $100,000 base salary       60% deferred.


Robert Thomas     Senior Vice President
                    Business Development
                    & Director                        $100,000 base salary       60% deferred.



ITEM SEVEN. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

R. Michael Williams, M.D., Ph.D., a founder and director of the Company, provides medical direction and other services to the Company through Cancer Consulting Group, P.C., a consulting firm, of which he is 100% owner. Dr. Williams is not an officer of the Company.

Anne C. Enlow is the spouse of Chairman & CEO, Philip F. Enlow, she serves on the board pro tem, pending the appointment of another candidate to that seat. Such appointment is anticipated in the second quarter of 1999.

The Company is currently in the process of negotiating the repurchase of 900,000 shares of common stock which are currently owned by Tidewater Enterprise.

On January 7, 1999, the Company issued a promissory note to Philip F. Enlow, Chairman and Chief Executive Officer of the Company. Under the terms of this note, Mr. Enlow will advance money from time to time as needed. Interest shall accrue at the rate of .75% per month on outstanding principal and accrued interest. Mr. Enlow has advanced $120,100 to the Company to date.

On April 1, 1999, the Company issued a promissory note to Coleraine Holdings, LLC, a shareholder of the Company, in consideration for an investment of no less than $600,000 and no more than $1,000,000. The note bears interest at the rate of one percent (1%) per month on outstanding balances, including principal and previously accrued but unpaid interest.

There have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.


ITEM EIGHT. DESCRIPTION OF SECURITIES

The total number of shares which the Company shall have the authority to issue is 50,000,000 shares of Common stock at $.001 par value. As of the date hereof, the Company had a total of 18,859,333 Common Shares issued and outstanding. There are no other classes of shares issued or outstanding. The holders of Common Stock have one vote per share on all matters without provision for cumulative voting. The Common Stock is not redeemable and has no conversion or preemptive rights.

The Common Stock currently outstanding is validly issued, fully paid and non-assessable. The Company may pay dividends, in cash or in securities or other property when and as declared by the Board of Directors from funds legally available therefor, but has paid no cash dividends on its Common Stock.

                              PART II

ITEM ONE. MARKET FOR COMMON EQUITY & RELATED STOCKHOLDER MATTERS

A.  PRINCIPAL MARKET OR MARKETS

NASDAQ Bulletin Board

The Company's securities began trading on the NASDAQ Bulletin Board under the symbol "NLAB" on July 9, 1998. During the prior two fiscal years the low and high bid prices as reflected by interdealer quotations were:

--------------------------------------------------------------------------------------------------
QUARTER                                                   Low Bid                    High Bid
--------------------------------------------------------------------------------------------------
Period 3rd Quarter '97 through 2nd Quarter '98            No Trading                 No Trading
--------------------------------------------------------------------------------------------------
3rd  Quarter '98                                          5 3/4                       7 1/2
--------------------------------------------------------------------------------------------------
4th Quarter '98                                           4                          12 3/8
--------------------------------------------------------------------------------------------------
1st Quarter '99                                           5 5/8                      12 1/4
--------------------------------------------------------------------------------------------------
2nd Quarter '99 to date                                   6 1/8                       8 3/8
--------------------------------------------------------------------------------------------------

Berlin Stock Exchange

The Company's common stock began trading over the counter on the Berlin Stock Exchange on March 3, 1999. The Company's trading symbol on this exchange is "NLA" (ISIN number 916415).

A. APPROXIMATE NUMBER OF HOLDERS OF COMMON STOCK

As of the date hereof, a total of 18,859,333 shares of the Company's common stock were outstanding. Of these, 3,100,000 are free trading and 15,759,333 are investment shares.

The number of holders of record of the Company's common stock at that date was estimated to be in excess of 300. Of these 240 are listed by the Company's transfer agent and the balance are thought to hold shares purchased in the market and held in brokerage accounts.

B. DIVIDENDS

Holders of common stock are entitled to receive such dividends as may be declared by the Company's Board of Directors. No dividends on the Common Stock were paid by the Company during the periods reported herein nor does the Company anticipate paying dividends in the foreseeable future.

ITEM TWO. LEGAL PROCEEDINGS

The Securities and Exchange Commission is conducting an informal non-public inquiry concerning the Company. The Company has voluntarily cooperated with all of the SEC's requests associated with the inquiry.

At this time the Company is not involved in any litigation and is not aware of any pending litigation or the possibility of future litigation which could adversely affect the Company or its Shareholders.

ITEM THREE. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company did not have any disagreements on accounting and financial disclosures with its accounting firm during the reporting period or during the preparation of its audited financial statements for the year ending December 31, 1998.

ITEM FOUR. RECENT SALES OF UNREGISTERED SECURITIES

The Company has issued the following unregistered common stock in the three-year period preceding the date of this Registration Statement:

On December 20, 1998, the Company initiated a Regulation S Offering, pursuant to which the Company offered 1,000,000 shares of common stock at $7.00 per share. As of the closing date of the offering, 58,000 shares were subscribed.

In October, 1998, the Company initiated a Regulation S Offering, pursuant to which the Company offered 20,000 shares of common stock at $5.00 per share. The offering was fully subscribed and closed.

On August 15, 1998, the Company initiated a Regulation D 506 offering of 653,333 shares of common stock at $0.75 per share.
The offering was fully subscribed and closed.

In August, 1998, the Company merged (effective August with NuOncology Labs, Inc., a Virginia privately held corporation. The shareholders of NuOncology Labs, Inc. (Virginia) exchanged 14,170,014 shares of NuOncology Labs (Virginia) stock, representing 100 percent of the issued and outstanding shares of NuOncology Labs (Virginia) for a equal number of shares of the Company's stock. The shares issued represented 72% of the issued and outstanding securities of the Company, assuming exercise of 3,000,000 outstanding half warrants convertible to 1,500,000 shares.

On June 27, 1998, the Company issued 3,000,000 stock Units at $0.17 per Unit in reliance upon Rules 504 and 506 of Regulation D promulgated under the Securities Act of 1933.

ITEM FIVE. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's Articles of Incorporation limit, to the maximum extent permitted by law, the personal liability of directors and officers for damages for breach of any duty owed to the Company or its shareholders. The Articles of Incorporation provide further that the Company shall have the power, in its By-Laws or in any resolution of its stockholders or directors, to undertake to indemnify the officers and directors of the Company against any contingency or peril as may be determined to be in the best interests of the Company, and in conjunction therewith, to procure, at the Company's expense, policies of insurance.

The Company has secured such a policy of insurance in the Limit of Liability amount of $1,000,000 aggregate for Directors & Officers Insurance and Company Reimbursement Insurance.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                NUONCOLOGY LABS, INC.

                                Date:  May 14, 1999

                                By:
                                   ----------------------------------------
                                   Philip F. Enlow, Chief Executive Officer

                                    PART III


FINANCIAL INFORMATION

                                  PART IV

INDEX TO EXHIBITS


     99.1  Articles of  Incorporation ....................................
     99.2  Amendments to Articles of  Incorporation ......................
     99.3  By-laws .......................................................

                                 ---------------
                                 NuOncology Labs
                                 ---------------

                              NuOncology Labs, Inc.
                                 and Subsidiary
                          (A Development Stage Company)

                          Consolidated Financial Report

                                December 31, 1998



                                TABLE OF CONTENTS


      Independent Auditor's Report                                  F-2

      Consolidated Balance Sheet                                    F-3

      Consolidated Statement of Income                              F-4

      Consolidated Statement of Cash Flows                          F-5

      Notes to Consolidated Financial Statements                 F-6-10

[LETTERHEAD]
                                                 999 Waterside Drive, Suite 2200
                                                                  Dominion Tower
                                                    Norfolk, Virginia 23510-3302



                                   May 5, 1999

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


To the Boards of Directors and Stockholders
NuOncology Labs, Inc. and subsidiary
Virginia Beach, Virginia

         We have audited the accompanying consolidated balance sheet of NuOncology Labs, Inc., and subsidiary (a Development Stage Company) as of December 31, 1998, and the related consolidated statements of income and cash flows for the period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NuOncology Labs, Inc., and subsidiary (a Development Stage Company) and subsidiary at December 31, 1998, and the results of its operations and its cash flows for the period then ended, in conformity with generally accepted accounting principles.

         As discussed in the accompanying notes to consolidated financial statements, a valuation of the companies involved in the formation of NuOncology Labs, Inc., and subsidiary (a Development Stage Company) has not been obtained. The basis upon which the transactions were recorded for purposes of the accompanying financial statements is as explained in the accompanying notes to the financial statements.

                                  /s/ Edmondson, LedBetter & Ballard LLP



               757-627-2100    757-627-0412 fax    www.elbcpa.com
American Institute of CPAs o Division for CPA Firms o Virginia Society of CPAs o Virginia Group of CPA Firms

                             NuOncology Labs, Inc.
                                 and Subsidiary
                          (A Development Stage Company)

                           CONSOLIDATED BALANCE SHEET
                                December 31, 1998

                                     ASSETS

CURRENT ASSETS
     Cash and cash equivalents                                          $  114,967
     Accounts receivable, trade                                             11,986
     Contract advances                                                      59,602
                                                                        ----------

         TOTAL CURRENT ASSETS                                                                  $   186,555

PLANT AND EQUIPMENT                                                        227,320
     Less allowance for depreciation and amortization                      (16,687)
                                                                        ----------

         TOTAL PLANT AND EQUIPMENT                                                                 210,633

OTHER ASSETS
     Investment in Paracure, Inc.                                        5,400,000
     Patent costs                                                            6,506
     Goodwill                                                            4,434,350
     Due from related parties                                              124,315
     Refundable deposits                                                    31,279
                                                                        ----------

         TOTAL OTHER ASSETS                                                                      9,996,450
                                                                                               -----------

         TOTAL ASSETS                                                                          $10,393,638
                                                                                               ===========


                      See Independent Auditor's Report and
            Accompanying Notes to Consolidated Financial Statements

                       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Current portion of long-term liabilities                           $     4,175
     Accounts payable, trade                                                246,703
     Payroll taxes payable and accrued                                       10,087
     Due to related parties                                                   8,500
                                                                        -----------

         TOTAL CURRENT LIABILITIES                                                             $   269,465

LONG-TERM LIABILITIES
     Installment note payable, net of current portion                                               20,007

STOCKHOLDERS' EQUITY
     Common stock, $0.001 par value, 50,000,000 shares
         authorized, 17,522,509 issued and outstanding                       17,523
     Additional paid-in capital                                          10,916,827
                                                                        -----------
             Total common stock                                          10,934,350
     Registration costs                                                    (232,405)
     Deficit accumulated during the development stage                      (597,779)
                                                                        -----------

         TOTAL STOCKHOLDERS' EQUITY                                                             10,104,166
                                                                                               -----------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                            $10,393,638
                                                                                               ===========

                             NuOncology Labs, Inc.
                                 and Subsidiary
                          (A Development Stage Company)

                        CONSOLIDATED STATEMENT OF INCOME
             For the Period April 1, 1998 through December 31, 1998

REVENUE
     Clinical services, net of discounts                                $ 29,350
     Interest income                                                       4,823
                                                                        --------

         TOTAL REVENUE                                                                         $  34,173

EXPENSE
     Consultant and professional fees                                    118,207
     Contract labor                                                       30,158
     Depreciation                                                         16,687
     Office expense                                                       12,836
     Organization and start-up costs                                      17,450
     Rent                                                                 37,760
     Research and development                                             58,420
     Salaries, wages and payroll taxes                                   162,298
     Supplies                                                             12,395
     Telephone and communications                                         16,800
     Travel                                                               88,535
     All other expenses                                                   60,406
                                                                        --------

         TOTAL EXPENSE                                                                           631,952
                                                                                               ---------

         NET LOSS                                                                              $(597,779)
                                                                                               =========






                      See Independent Auditor's Report and
            Accompanying Notes to Consolidated Financial Statements

                              NuOncology Labs, Inc.
                                 and Subsidiary
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
             For the Period April 1, 1998 through December 31, 1998

CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                            $ (597,779)
    Adjustments to reconcile net loss to net cash from
      operating activities
         Depreciation                                                       16,687
         (Increase) decrease in operating assets
           Accounts receivable, trade                                      (11,986)
           Contract advances                                               (59,602)
           Refundable deposits                                             (31,279)
         Increase (decrease) in operating liabilities
           Accounts payable, trade                                         246,703
           Payroll taxes payable and accrued                                10,087
                                                                        ----------

    NET CASH USED BY OPERATING ACTIVITIES                                                      $ (427,169)

CASH FLOWS FROM INVESTING ACTIVITIES
    Acquisitions of plant, equipment and computer software                (202,584)
    Patent costs                                                            (6,506)
    Increase in amounts due from related parties                          (124,315)
    Increase in amounts due to related parties                               8,500
                                                                        ----------

    NET CASH USED BY INVESTING ACTIVITIES                                                        (324,905)

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issuance of common stock                               1,100,000
    Repayments of installment note payable                                    (554)
    Registration costs incurred                                           (232,405)
                                                                        ----------

    NET CASH PROVIDED BY FINANCING ACTIVITIES                                                     867,041
                                                                                               ----------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                                         114,967

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                                          -
                                                                                               ----------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                                       $  114,967
                                                                                               ==========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    Cash paid during the period for interest                                                   $       42
                                                                                               ==========

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
    FINANCING ACTIVITIES
      Asset acquired using installment note payable                                            $   24,736
                                                                                               ==========
      Investments and goodwill acquired using issuance of common
         stock                                                                                 $9,834,350
                                                                                               ==========




                      See Independent Auditor's Report and
            Accompanying Notes to Consolidated Financial Statements

                              NuOncology Labs, Inc.
                                 and Subsidiary
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NATURE OF BUSINESS

    NuOncology Labs, Inc., (NuLabs, the Company) is a Florida corporation involved in the cancer research and clinical testing laboratories industries. It currently supports the research, development, testing, and licensing of promising cancer treatments and the delivery of predictive chemosensitivity tests for the optimization of contemporary cancer treatment, both of which could improve clinical outcomes while reducing treatment costs. Its two primary business activities are a research activity working towards commercializing cancer treatment compounds and a commercial activity providing clinical laboratory oncology testing services and products. The Company to date has been primarily a development stage enterprise, with limited revenue from its intended business activities.

GOING CONCERN

    The Company's consolidated financial statements have been prepared in conformity with principles of accounting applicable to a development stage company and presuming the Company to be a going concern. However, without a substantial increase in laboratory revenues, receipts of licensing fees, and/or an additional infusion of equity capital and/or debt financing, the Company will not be able to sustain laboratory operations for more than a period of several months. Core executive and management functions, particularly as they apply to the licensing of cancer treatment compounds can, however, be sustained for an extended period of time.

CORPORATE FORMATION AND BUSINESS COMBINATIONS

    NuOncology Labs, Inc., was formed in 1998, as the final transaction in a series of tax-free merger and acquisition events. Prior to that series of transactions, NuLabs was a dormant public "shell" corporation.
    NuOncology Labs, Inc. resulted from the following business combinations:

    o A shareholder group representing 50% of the ownership in Paracure, Inc., a Delaware corporation, exchanged their shares in that corporation for 7,200,000 shares of NuOncology Labs, Inc., of Virginia. This transaction was completed July 20, 1998.

    o NuOncology Labs, Inc., of Virginia acquired an 80.39% ownership in International Phytochemistry Research Laboratory, Ltd. (IPRLL) in exchange for 1,057,524 shares of capital stock. This transaction was effective July 22, 1998.

    o NuOncology Labs, Inc., of Virginia acquired the assets of Baker Sanger, Inc. (BSI), a clinical testing laboratory located in Houston, Texas, for $40,000 cash and 1,500,000 shares of capital stock. This transaction was effective July 23, 1998.

    o Following these transactions, NuOncology Labs, Inc., of Virginia exchanged its stock in a one-to-one tax-free exchange with NuOncology Labs, Inc. This transaction was effective August 10, 1998.

    As previously stated, prior to this series of transactions NuOncology Labs, Inc., was a dormant public "shell" corporation. At delivery of this entity to the founders of NuLabs, $500,000 of initial paid-in capital was provided. Those shares were sold with one-year warrants attached, exercisable through

                            (Continued on Next Page)

                        See Independent Auditor's Report

                              NuOncology Labs, Inc.
                                 and Subsidiary
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CORPORATE FORMATION AND BUSINESS COMBINATIONS (Continued from preceding page)

    July 8, 1999. None have been exercised to date. An additional $600,000 of restricted common stock was sold through December 31, 1998.

    The exchange of stock of NuOncology Labs, Inc., of Virginia for shares of NuOncology Labs, Inc., was the final step in the formation process. The recorded valuations of the transactions was based on the eventual issuance of 14,169,991 shares issued to former shareholders of NuOncology Labs, Inc., of Virginia, using an estimated value of $0.75 per share. The per share value of $0.75 was based solely on a simultaneously active private placement offering of similar shares at that price per share, which offering was fully subscribed for 653,333 shares. At the time of the transactions which consummated the formation of the Company, a limited number of free-trading shares were trading at $7.50 per share. Subsequent to the completion of these transactions and through December 31, 1998, a larger but still limited number of shares of NuLabs' common stock traded in the range of from $4.00 to $12.38 per share. Subsequent to December 31, 1998 and through the date of issuance of the accompanying financial statements, shares have sold in the range of from approximately $5.63 to $12.25 per share. A formal valuation of the Company has not been obtained.

    However, based on using the value of $0.75 per share, the various phases of the corporate formation previously described are valued as follows. Also, see INVESTMENTS on page 8.

              Acquisition of Paracure, Inc., 50% interest (equity method
                  investment)                                                         $5,400,000
                                                                                      ===========

              Acquisition of International Phytochemistry Research
                  Laboratory, Ltd., 80.39% interest (consolidated subsidiary)         $        -
                                                                                      ===========

              Goodwill associated with acquisition of Baker Sanger, Inc.,
                  asset acquisition                                                   $1,125,000
                                                                                      ===========

              Goodwill associated with one-to-one exchange of shares
                  of NuOncology Labs, Inc., of Virginia for shares of
                  NuOncology Labs, Inc.                                               $3,309,350
                                                                                      ===========

    At December 31, 1998, 3,100,000 of the outstanding common shares issued by the Company were freely tradable shares.

SIGNIFICANT ACCOUNTING POLICIES

    Principles of Consolidation The accompanying consolidated financial statements include the accounts of NuOncology Labs, Inc. and International Phytochemistry Research Laboratories, Ltd., its 80.39%-owned subsidiary. All significant intercompany accounts and transactions have been eliminated.


                            (Continued on Next Page)

                        See Independent Auditor's Report

                              NuOncology Labs, Inc.
                                 and Subsidiary
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIGNIFICANT ACCOUNTING POLICIES (Continued from preceding page)

    Estimates Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

    Cash Equivalents The Company considers its purchases of certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 1998 includes a certificate of deposit with a balance of $107,140, which is pledged to secure a letter of credit in an equal amount from NationsBank.

    Equipment Equipment consists primarily of laboratory and computer equipment and office furniture and equipment. Equipment is recorded at its original cost and is being depreciated using the straight-line method and an estimated useful life of three to five years.

    Goodwill and Patent Costs Neither goodwill nor patent costs are being amortized since the Company is currently considered a development stage company. In addition, patent costs are associated primarily with pending patent applications.

    Registration Costs In accordance with generally accepted accounting principles, registration costs associated with the offering of stock of NuOncology Labs, Inc., are presented as a reduction of paid-in capital in the stockholders' equity section of the accompanying balance sheet.

    Research and Development Costs Direct research and development costs related to both future and present products are expensed as incurred. Expenses associated with research and development activities such as salaries, occupancy, consulting, etc., are presented as expenses in the accompanying income statement according to their natural classification.

INVESTMENTS

    As previously stated, the Company owns 50% of Paracure, Inc., which is currently involved in a joint venture with a foreign partner to conduct further research related to the potential efficacy and use of identified compounds to improve healthcare and to identify and isolate other compounds which may have commercial application in pharmaceutical and agricultural markets. Paracure has the world marketing and manufacturing rights, excluding those in the countries of the former Soviet Union, to certain patents, patents pending, and products resulting from the joint venture. Other patents pending not held in the name of Paracure are held by NuLabs' subsidiary, IPRLL. Paracure has incurred net losses in excess of $700,000 since its formation in 1993 and through December 31, 1997. NuLabs' investment in Paracure is accounted for using the equity method. Its allocable portion of net income or loss since July 20, 1998, the date it acquired a 50% ownership interest in Paracure, is not available at this time but is not considered to be material in relation to the accompanying financial statements.

                            (Continued on Next Page)

                        See Independent Auditor's Report

                              NuOncology Labs, Inc.
                                 and Subsidiary
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


INVESTMENTS (Continued from preceding page)

    The Company's 80.39% ownership interest in IPRLL represents an ownership interest requiring consolidated financial statements. At December 31, 1998, IPRLL was the owner of certain pending patent applications in the United States but is otherwise substantially inactive. Costs of approximately $6,500 have been incurred and capitalized with respect to these patent applications. Because of its inactivity through December 31, 1998, there was no significant minority interest in this consolidated subsidiary.

    The Company's acquisition of Baker Sanger, Inc., was an asset acquisition for $40,000 cash and 1,500,000 shares, valued in the accompanying statements at $0.75 per share. The net assets acquired were valued at $40,000, with the excess consideration being presented as goodwill in the accompanying financial statements.

LONG-TERM LIABILITIES

    The installment loan payable is related to the purchase of an automobile. Payments are $510 per month, including interest at 8.75%, through October 2003. The loan is secured by the vehicle, with a net book value of approximately $26,200 at December 31, 1998.

STOCK OPTIONS AND WARRANTS

    Under consulting contracts effective August 11, 1998, two corporate consulting firms entered into one-year contracts with NuLabs and in accordance with which each will accrue 150,000 options at $3 per share. At the effective dates of the contracts, 45,000 options accrued to each firm, with the balance accruing monthly from the effective date, pro rata at 8,750 per month, over the one-year term of the agreements. Accordingly, as of December 31, 1998, each firm had earned 80,000 options.

    In June of 1998, the Company issued stock units with 3 million half warrants attached, providing for the purchase of one common share of NuOncology Labs, Inc. for $0.33 for each two warrants owned. The warrants are exercisable through July 8,1999. None have been exercised to date.

OPERATING LEASES

    The Company leases various properties and equipment through noncancellable operating leases with terms that range from one to five years with renewal options thereafter. Rent expense includes $37,730 for the period ended December 31, 1998, attributable to operating leases.

    Minimum future annual rent commitments under these agreements for the next five years and thereafter are:

                                                               After
  1999        2000         2001        2002        2003        2003       Total
  ----        ----         ----        ----        ----        ----       -----
$151,057    $128,417    $ 92,172    $  6,889    $  4,706         -      $383,241


                        See Independent Auditor's Report

                              NuOncology Labs, Inc.
                                 and Subsidiary
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CONCENTRATION OF CREDIT RISK

    As of and at various times during the period ended December 31, 1998, the Company had on deposit with a single financial institution more than $100,000, which is the limit currently insured by the Federal Deposit Insurance Corporation.

CONTINGENCIES AND COMMITMENTS

    At December 31, 1998, the Company is obligated under five-year employment agreements with three owner/officers. The agreements are for $100,000 per year to each of the three owner/officers and include provision for adjustment by the Board of Directors. Furthermore, the agreements indicate that each of the covered employees has agreed to accept 60% of the base salary amount until such time as the Company has two continuous quarters of profitability.

    Also at December 31, 1998, approximately $59,600 had been advanced to an owner/officer in connection with on-going research and development. The advance is expected to be fully earned by the owner/officer in 1999.

EARNINGS PER SHARE INFORMATION

    Weighted-average loss per share for the period ended December 31, 1998 was $.06 per share based upon weighted average shares outstanding during the period of 9,452,335 shares. Fully diluted loss per share has not been calculated. The effect of such a calculation would likely reduce the per share loss by approximately one-half of one cent.













                        See Independent Auditor's Report